UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: July 30, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON Shareholders Elect Three New Members to its Board of Directors

Amsterdam, 30 July 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announced the results of the elections conducted at its Annual General Meeting of Shareholders held earlier today.

Shareholders elected three new members of the Company’s Board of Directors, Guillaume Bacuvier, Osama Bedier and Robert Jan van de Kraats, as well as eight previously serving directors, Ursula Burns, Mikhail M. Fridman, Gennady Gazin, Gunnar Holt, Andrei Gusev, Sir Julian Horn-Smith, Guy Laurence and Alexander Pertsovsky.

Guillaume Bacuvier brings to the Board considerable experience in data science and digital marketing. Since 2017, he has served as the Chief Executive Officer of Dunnhumby Limited, a global provider of customer data science. Before that, he held a number of senior positions at Google over a ten-year period, including Vice President of Advertising Solutions, EMEA, and Managing Director, Products, Solutions & Innovations, Southern & Eastern Europe, Middle East & Africa.

Osama Bedier brings to the Board a wealth of expertise in digital technology. He is the founder and Chief Executive Officer of Poynt, which develops and markets credit card processing terminals for small businesses. Mr. Bedier also serves on the Boards of QIWI, WePay and PayRange. Before founding Poynt, Mr. Bedier served as the Vice President of Payments at Google, where he created Google Wallet. He also ran product and engineering at PayPal.

Robert Jan van de Kraats RA (Chartered Accountant) brings to the Board his experience as a seasoned international non-executive board member, having served in such positions for the past 13 years. He also serves as an advisor to the Dutch Authority for the Financial Markets (AFM). Previously he served as a member of the Commission on Dutch Corporate Governance, which designed a new governance code for the Netherlands, as well as the Chief Financial Officer, member of the Executive Board and Vice Chairman of the Board of Randstad Holding NV, a global provider of recruitment and staffing services. He began his career with Deloitte Dijker van Dien (now part of PwC).

Shareholders also approved the reappointment of PricewaterhouseCoopers Accountants NV as the Company’s independent auditor, and the adoption of newly Amended and Restated Bye-laws of the Company. Among other matters, the newly Amended and Restated Bye-laws simplify the Company’s internal governance structure by removing the concept of a two-tiered supervisory board and management board and renaming the Company’s former Supervisory Board as the Company’s Board of Directors.

Holders of approximately 99.6% of the Company’s shares were represented at the Annual General Meeting.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: www.veon.com.

Elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com